UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2022

Commission File Number: 001-35129

Arcos Dorados Holdings Inc.

(Exact name of registrant as specified in its charter)

Dr. Luis Bonavita 1294, Office 501

Montevideo, Uruguay, 11300 WTC Free Zone

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ARCOS DORADOS HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	Press Release dated January 26, 2022 titled “Arcos Dorados reports strong 2-year comparable sales for the fourth quarter 2021 and provides guidance for 2022 to 2024”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Arcos Dorados Holdings Inc.

By:	/s/ Juan David Bastidas
	Name:	Juan David Bastidas
	Title:	Chief Legal Counsel

Date: January 26, 2022

Item 1

FOR IMMEDIATE RELEASE

ARCOS DORADOS REPORTS STRONG 2-YEAR COMPARABLE SALES FOR THE FOURTH QUARTER 2021 AND PROVIDES GUIDANCE FOR 2022 TO 2024

Systemwide comparable sales grew 24.2% on a 2-year basis1
in the fourth quarter of 2021

Adjusted EBITDA1 in the fourth quarter of 2021 surpassed the previous quarterly record established in the fourth quarter of 2019

Capital expenditures of $650 million and record number of free-standing unit openings planned for the 2022 to 2024 growth cycle

Potential to open around 1,000 new restaurants in the next 10 years

Montevideo, Uruguay, January 26, 2022 – Arcos Dorados Holdings, Inc. (NYSE: ARCO) (“Arcos Dorados” or the “Company”), Latin America’s largest restaurant chain and the world’s largest independent McDonald’s franchisee, today reported its systemwide comparable sales results for the fourth quarter and full year ended December 31, 2021, ahead of its quarterly earnings announcement planned for March 16, 2022. The Company also provided guidance for restaurant openings, modernizations and total capital expenditures for 2022 to 2024.

“We are very pleased with our performance in 2021 and are particularly encouraged by the positive trends in both sales and profitability during the second semester of the year. In fact, based on preliminary results, fourth quarter Adjusted EBITDA surpassed the previous quarterly record established in 2019. The momentum we built over the course of the year was powered by our Three D’s strategy of Drive-thru, Delivery and Digital, which maximized the structural competitive advantages of our restaurant footprint and brand positioning,” said Marcelo Rabach, Arcos Dorados’ Chief Executive Officer.

“We begin the 2022 to 2024 growth cycle excited about the direction of the business. We plan to open the highest-ever three-year total of free-standing locations, re-accelerate restaurant modernizations and further expand our Digital leadership. These investments, combined with normalized cash flow generation and a very strong balance sheet, will ensure Arcos Dorados is positioned to capture the full potential of the McDonald’s brand in Latin America and the Caribbean in the years ahead.”

1

1excluding Venezuela. Adjusted EBITDA refers to unaudited, estimated result as of the time of this press release

2-year Systemwide Comparable Sales – 2021 versus 2019

	Increase / (Decrease)
	1Q21	2Q21	3Q21	4Q21	FY 2021
Brazil	(15.5)%	(10.6)%	0.7%	5.7%	(4.6)%
NOLAD	0.3%	6.5%	10.9%	15.0%	8.4%
SLAD, excl. Venezuela	28.8%	13.7%	54.5%	80.8%	43.6%
Total, excl. Venezuela	(0.8)%	(0.6)%	16.5%	24.2%	10.1%

Venezuela is excluded due to the heavy distortions caused by its macroeconomic volatility, including its current hyperinflationary environment and heavily regulated currency.

Systemwide comparable sales growth on a 2-year basis gained momentum during the fourth quarter of 2021, even compared with the strong results in the 2019 quarter.

Brazil’s seasonal sales growth normalized in the quarter, culminating in more than 1.0 billion reais in gross sales in December, a record month for the Division. NOLAD benefitted mainly from steady, strong sales growth in Mexico and Puerto Rico. Sustained growth in the quarter drove sales well above inflation in nearly all SLAD markets, especially Argentina, Chile and Colombia. Chile’s 2-year performance also reflects the comparison with weaker results caused by the social unrest in the fourth quarter of 2019.

The Company combined its unmatched free-standing restaurant portfolio, strong Brand positioning and Three D’s strategy, to take advantage of increased consumer mobility and accelerate sales growth in all Divisions.

2022 to 2024 Outlook

Openings and Modernizations

The Company expects to open at least 55 new restaurants in 2022 and 200 or more locations from 2022 to 2024.

The number of free-standing restaurant openings will be about twice the number opened during the most recent, pre-pandemic growth cycle (2017-2019) and the most for a three-year cycle in the Company’s history.

Arcos Dorados Gross Restaurant Openings
57%
44%
82%
90%
151
65
86
210
118
92
~2x free-standing unit openings
55
10
45
200
20
180
2014 - 2016
2017 - 2019
2020 - 2021
2022 - 2024 (est.)
% Free - standing
Free - Standing
Other Formats

Arcos Dorados expects approximately 60% of gross openings from 2022 to 2024 to be in Brazil. Plans are for Chile, Panama and Costa Rica to account for the next largest number of openings in the period. The Company also expects to modernize around 400 restaurants from 2022 to 2024.

Capital Expenditures

For 2022, the Company expects total capital expenditures to be between $180 and $200 million, which will be fully-funded with cash on hand and cash generated from operations. The total capital expenditures plan for 2022 to 2024 is about $650 million. Capital expenditures will focus on openings, modernizations, maintenance and digital capabilities.

McDonald’s – Growth Support

McDonald’s has agreed to continue providing the Company with Growth Support, which is expected to lower the consolidated effective royalty rate to about 5.6% of sales in 2022 and 6.0% of sales in both 2023 and 2024.

Capital Structure

The Company expects to report a Net Debt to Adjusted EBITDA ratio below 2.0x and to be in full compliance with all its debt covenants as of year-end 2021.

On December 10, 2021, the Company renewed its $25 million revolving credit facility with JPMorgan through December 12, 2022. The credit facility has an interest rate of SOFR + 3.1%.

For additional details on the composition of its debt, please refer to the Company’s filings with the SEC on forms 6-K and 20-F as well as its investor website: www.arcosdorados.com/ir.

Investor Update Webcast

A webcast to discuss the information contained in this press release will be held today, January 26, 2022, at 10 a.m. EST. In order to access the webcast, members of the investment community should follow this link Arcos Dorados Investor Update.

A replay of the webcast will be available later today through March 16, 2022 in the investor section of the Company’s website: www.arcosdorados.com/ir.

Investor Relations Contact	Media Contact
Dan Schleiniger	David Grinberg
VP of Investor Relations	VP of Corporate Communications
Arcos Dorados	Arcos Dorados
daniel.schleiniger@ar.mcd.com	david.grinberg@mcd.com.uy

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Definitions:

Constant currency basis: refers to amounts calculated using the same exchange rate over the periods under comparison to remove the effects of currency fluctuations from this trend analysis (in this release, this could be calculated a one-year basis when comparing with the previous year or on a 2-year basis when comparing with the same period in 2019). To better discern underlying business trends, this release uses non-GAAP financial measures that segregate year-over-year growth into two categories: (i) currency translation, (ii) constant currency growth. (i) Currency translation reflects the impact on growth of the appreciation or depreciation of the local currencies in which we conduct our business against the US dollar (the currency in which our financial statements are prepared). (ii) Constant currency growth reflects the underlying growth of the business excluding the effect from currency translation.

Systemwide comparable sales growth and Systemwide comparable sales growth 2-year basis: refers to the change, measured in constant currency, in our Company-operated and franchised restaurant sales in one period from a comparable period for restaurants that have been open for thirteen months or longer (year-over-year basis) or for twenty-five months or longer (2-year basis). While sales by our franchisees are not recorded as revenues by us, we believe the information is important in understanding our financial performance because these sales are the basis on which we calculate and record franchised revenues and are indicative of the financial health of our franchisee base.

Excluding Venezuela basis: due to the ongoing political and macroeconomic uncertainty prevailing in Venezuela, and in order to provide greater clarity and visibility on the Company’s financial and operating overall performance, this release focuses on the results on an “Excluding-Venezuela” basis, which is non-GAAP measure.

Adjusted EBITDA: In addition to financial measures prepared in accordance with the general accepted accounting principles (GAAP), within this press release, we mention a non-GAAP financial measure titled ‘Adjusted EBITDA’. We use Adjusted EBITDA to facilitate operating performance comparisons from period to period.

Adjusted EBITDA is defined as our operating income plus depreciation and amortization plus/minus the following losses/gains included within other operating income (expenses), net, and within general and administrative expenses in our statement of income: gains from sale or insurance recovery of property and equipment; write-offs of property and equipment; impairment of long-lived assets and goodwill; and reorganization and optimization plan expenses.

We believe Adjusted EBITDA facilitates company-to-company operating performance comparisons by backing out potential differences caused by variations such as capital structures (affecting net interest expense and other financial charges), taxation (affecting income tax expense) and the age and book depreciation of facilities and equipment (affecting relative depreciation expense), which may vary for different companies for reasons unrelated to operating performance.

About Arcos Dorados

Arcos Dorados is the world’s largest independent McDonald’s franchisee, operating the largest quick service restaurant chain in Latin America and the Caribbean. It has the exclusive right to own, operate and grant franchises of McDonald’s restaurants in 20 Latin American and Caribbean countries and territories with more than 2,250 restaurants, operated by the Company or by its sub-franchisees, that together employ over 90 thousand people (as of 12/31/2021). The Company is also committed to the development of the communities in which it operates, to providing young people their first formal job opportunities and to utilize its Recipe for the Future to achieve a positive environmental impact. Arcos Dorados is listed for trading on the New York Stock Exchange (NYSE: ARCO). To learn more about the Company, please visit the Investors section of our website: www.arcosdorados.com/ir.

Cautionary Statement on Forward-Looking Statements

This press release contains forward-looking statements. The forward-looking statements contained herein include statements about the Company’s business prospects, its ability to attract customers, its expectation for revenue generation and its outlook and guidance for 2022 to 2024. These statements are subject to the general risks inherent in Arcos Dorados' business. These expectations may or may not be realized. Some of these expectations may be based upon assumptions or judgments that prove to be incorrect. In addition, Arcos Dorados' business and operations involve numerous risks and uncertainties, many of which are beyond the control of Arcos Dorados, which could result in Arcos Dorados' expectations not being realized or otherwise materially affect the financial condition, results of operations and cash flows of Arcos Dorados. Additional information relating to the uncertainties affecting Arcos Dorados' business is contained in its filings with the Securities and Exchange Commission. The forward-looking statements are made only as of the date hereof, and Arcos Dorados does not undertake any obligation to (and expressly disclaims any obligation to) update any forward-looking statements to reflect events or circumstances after the date such statements were made, or to reflect the occurrence of unanticipated events.